UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

                            Tender Offer Statement
                      Pursuant to Section 14(d)(1) of the

                        Securities Exchange Act of 1934

                                      and

                        AMENDMENT NO. 1 TO SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 DIATIDE, INC.
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                           (Name of Subject Company)

                            BXA Acquisition Company
                             Schering Berlin Inc.

                          Schering Aktiengesellschaft

                                   (Bidders)
     --------------------------------------------------------------------



                    Common Stock, Par Value $.001 Per Share


     --------------------------------------------------------------------
                        (Title of Class of Securities)


                                   252842109
     --------------------------------------------------------------------
                                (CUSIP Number)

                             Robert Chabora, Esq.
                             Schering Berlin Inc.
                             340 Changebridge Road

                                 P.O. Box 1000
                              Montville, NJ 07045

                                (973) 694-4100

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copy to:

                             Peter S. Wilson, Esq.

                            Cravath, Swaine & Moore
                                Worldwide Plaza

                               825 Eighth Avenue
                              New York, NY 10019

                                (212) 474-1000

BXA Acquisition Company (the "Purchaser"), Schering Berlin Inc. ("Parent"), and Schering Aktienjesellschaft ("AG") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and their Schedule 13D, each originally filed on September 24, 1999, with respect to shares of Common Stock, par value $.001, of Diatide Inc.

Item 10.  Additional Information

Items 10(b) and (c) of the Schedule 14D-1 are hereby amended and supplemented by adding the following text:

     The waiting period with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired at 11:59 p.m. on October 9, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 15, 1999

                           BXA ACQUISITION COMPANY,

                           By: /s/ ROBERT CHABORA
                                   -----------------------------
                                   Name: Robert Chabora
                                   Title: President

                           SCHERING BERLIN INC.,

                           By: /s/ ROBERT CHABORA
                                   -----------------------------
                                   Name: Robert Chabora
                                   Title: Vice President - Law

                           SCHERING AKTIENGESELLESCHAFT,

                           By: /s/ KLAUS POHLE
                                   -----------------------------
                                   Name: Dr. Klaus Pohle
                                   Title: Vice Chairman and CFO